                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                          MARQUETTE MEDICAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                             CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  571474 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               Michael J. Cudahy
                            8200 W. Tower Avenue,
                         Milwaukee, Wisconsin 53223,
                                 414/355-5000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                          March 7, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


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------------------------                                 ---------------------
  CUSIP NO. 571474 10 5                                    Page 2 of 2 pages
------------------------                                 ---------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Michael J. Cudahy, 8200 W. Tower Avenue, Milwaukee, WI 53223
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only


------------------------------------------------------------------------------
 4.   Source of Funds:

      N/A
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):[_] N/A

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:

      U.S.A.
------------------------------------------------------------------------------
                     7.   Sole Voting Power:

     NUMBER OF            3,246,176 shares

      SHARES       -----------------------------------------------------------
                     8.   Shared Voting Power:
   BENEFICIALLY
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH          9.   Sole Dispositive Power:

    REPORTING             3,246,176 shares

      PERSON       -----------------------------------------------------------
                     10.  Shared Dispositive Power:
       WITH
                          None
------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,246,176 shares

------------------------------------------------------------------------------
12.   Check Box if The Aggregate Amount in Row (11) Excludes Certain Shares:
      N/A
      [_]
------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):

      18.9%
------------------------------------------------------------------------------
14.   Type Of Reporting Person:

      IN
------------------------------------------------------------------------------

ITEM 1 - SECURITY AND ISSUER
----------------------------

CLASS A COMMON SHARES, $0.10 par value

NAMES AND ADDRESSES OF PRINCIPAL EXECUTIVE OFFICERS OF THE ISSUER OF SUCH
SECURITIES:

     Michael J. Cudahy, Chairman of the Board,
     8200 W. Tower Avenue, Milwaukee, WI  53223

     Timothy C. Mickelson, President and Chief Operating Officer
     8200 W. Tower Avenue, Milwaukee, WI  53223

     Mary M. Kabacinski, Senior Vice President and Chief Financial Officer 8200 W. Tower Avenue, Milwaukee, WI 53223

ITEM 2 - IDENTITY AND BACKGROUND
--------------------------------

     (a) Michael J. Cudahy

     (b) 8200 W. Tower Avenue, Milwaukee, WI  53223

     (c) Chairman of the Board, Marquette Medical Systems, Inc.
         8200 W. Tower Avenue, Milwaukee, WI  53223

     (d) N/A

     (e) N/A

     (f) U.S.A.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     N/A

ITEM 4 - PURPOSE OF TRANSACTION
-------------------------------

     N/A

ITEM 5 - INTEREST IN SECURITIES OF ISSUER
-----------------------------------------

     (a) Michael J. Cudahy, 3,246,176 Class A Common Shares

     (b) Sole Power to Vote or Direct the Vote and Sole Power to Dispose or Direct the Disposition of shares: 3,246,176 shares

     (c) On March 6, 1997 Michael J. Cudahy sold 1,000,000 Class A Common Shares in an underwritten sale of shares registered under the Securities Act of 1933

     (d) N/A

     (e) N/A

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
------------------------------------------------------------------------------

     Michael J. Cudahy is Chairman of the Board of the Issuer. Under Agreement dated April 6, 1992, the issuer is obliged to purchase from the executor of Mr. Cudahy's estate, within 150 days following the death of Mr. Cudahy, Class A Common Shares having a value of up to $4,000,000.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     (a) Post-Death Option Agreement dated April 6, 1992, between Michael J. Cudahy and Issuer.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 1997

                                            ------------------------------------
                                            Michael J. Cudahy

                                                                    EXHIBIT 7(a)
                                                                    ------------



                          POST-DEATH OPTION AGREEMENT



     THIS AGREEMENT, made and entered into this 6th day of April, 1992, by and between MARQUETTE ELECTRONICS, INC., a Wisconsin corporation (hereinafter called the "Corporation"), and MICHAEL J. CUDAHY, of Ocean Ridge, Florida (hereinafter called the "Stockholder");

                             W I T N E S S E T H:

WHEREAS,

     A. The Stockholder is an employee of the Corporation, the owner of a substantial number of shares of the Corporation's Class A common stock and a party to a certain Post-Death Redemption Agreement with the Corporation dated December 19, 1985 (the "Redemption Agreement") pursuant to which the Corporation has agreed to purchase and the Stockholder, through his estate, has agreed to sell $8,000,000 worth of the Corporation's Class A common stock following the Stockholder's death; and

     B. The Corporation has requested that the Redemption Agreement be cancelled and replaced by this Agreement and the Stockholder has agreed to such request;

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, the continued employment by the Corporation of the Stockholder and the mutual cancellation of that Redemption Agreement, the parties agree as follows:

     1. Following the death of the Stockholder, the Corporation agrees to purchase from the estate of the Stockholder (or from any trust created by the Stockholder during his lifetime which was revocable as of the date of the Stockholder's death) such amount of shares of the Corporation's Class A common stock (hereinafter sometimes referred to as "Shares") as the representative of his estate may, at the representative's option, elect to sell by written notice (the "Election Notice") delivered to the Corporation, within one hundred fifty
(150) days following the Stockholder's death, setting forth the number of Shares to be sold and the date of closing (the "Closing Date"), provided that (a) the Corporation shall in no event be obliged to purchase that number of Shares which
(i) will cause the aggregate purchase price to exceed Four Million ($4,000,000) Dollars; or (ii) which exceeds that number of Shares beneficially owned by the Stockholder as of the date of his death and (b) the Closing Date (without the written consent of the Corporation) shall not be less than thirty (30) days following delivery of the Election Notice nor more than two hundred ten (210) days following the date of the Stockholder's death. The delivery of the Election Notice to the Corporation by the representative of the estate of the Stockholder shall create a binding contract between the Corporation and the Stockholder's estate.